                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                [Amendment No. ]


                                 TLM Corporation
-------------------------------------------------------------------------------


                                (Name of Issuer)


                                 TLM Corporation
-------------------------------------------------------------------------------


                      (Name of Person(s) Filing Statement)


                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------


                         (Title of Class of Securities)


                                    872558101
-------------------------------------------------------------------------------


                      (CUSIP Number of Class of Securities)


                             Robert Price, President
                          630 Fifth Avenue, Suite 3201
                            New York, New York 10020
                              Tel.: (212) 757-5600
-------------------------------------------------------------------------------


                                 With Copies to:

                             Peter G. Samuels, Esq.
                      Proskauer Rose Goetz & Mendelsohn LLP
                                  1585 Broadway
                          New York, New York 10036-8299
                              Tel.: (212) 969-3335

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

Transaction                                               Amount of Filing fee

valuation*

   $67,379.06                                                      $13.48

*Set forth the amount on which the filing fee is calculated and state how it was determined. [Fractional Share Payment ($1.31 per share) for 20% of the outstanding shares of the Company's Common Stock (51,435 shares), which the Company believes to be substantially in excess of the Fractional Share Payment to be paid in connection with the Transaction described herein.]

[  ]     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $
                       --------------------------------------------------------

Form or Registration No.:
                         ------------------------------------------------------

Filing Party:     TLM Corporation
             ------------------------------------------------------------------

Date Filed:       November 14, 1996
           --------------------------------------------------------------------

                                 Schedule 13E-3



Item 1.  Issuer and Class of Security Subject to Transaction

         (a) TLM Corporation (the "Company"), a Nevada corporation 630 Fifth Avenue
                  Suite 3200
                  New York, New York 10020

         (b) Common Stock, par value $.01 per share ("Common Stock"), 257,172 shares outstanding and 637 holders of record as of October 28, 1996

         (c) The Company's Common Stock is quoted on the NASD non-Nasdaq over-the-counter Bulletin Board ("OTCBB"). The high and low bid prices for the Company's Common Stock are as reported by the OTCBB. Such quotations reflect inter-dealer prices, without retail mark-up or mark-down commission and may not necessarily represent actual transactions. Quotation in the OTCBB does not necessarily reflect an active or established public market. Quotations for the Company's Common Stock are sporadic.

                     1994                  1995                    1996
               ---------------       ------------------     ----------------

Quarter         High       Low        High      Low          High       Low
-------        ------      ---       ------     ----        ------      ----
First          $  .25      .13       $ 1.00     1.00        $ 1.00      1.00

Second         $  .56      .13       $ 1.50      .75        $ 1.125      .75

Third          $  .75      .50       $ 1.00     1.00        $ 1.00       .75

Fourth         $ 1.00      .75       $ 1.00     1.00        $ 1.00      1.00(1)

----------
(1) Through November 1, 1996.

         (d) The Company has not paid any dividends during the past two fiscal years. There are no restrictions on the Company's present or future ability to pay dividends.

         (e)      Not Applicable ("N.A.")

                  (f) During 1994, 1995 and 1996, the Company, pursuant to the authorization of its Board of Directors, repurchased 98,714 shares of Common Stock at prices ranging from $.50 to $1.39 per share for an aggregate purchase price of $112,591. The average purchase price paid by the Company per quarter in such repurchases is as follows:


                        Quarter              Avg. price paid/share


                        1Q'94                    $0.25

                        2Q'94                     0.51

                        3Q'94                     0.25

                        4Q'94                       -

                        1Q'95                     0.50

                        2Q'95                     0.80

                        3Q'95                     1.36

                        4Q'95                     0.75

                        1Q'96                     1.32

                        2Q'96                     1.00

                        3Q'96                     1.32

                        4Q'96                     1.39


Item 2.           Identity and Background

                  This Statement is filed by the issuer of the Common Stock.

                           The response to Item 2 as to the Company is incorporated by reference to "Appendix A" hereto.

                           The responses to Items 2(a), (b), (c), (d) and (g) as to the officers and directors of the Company are incorporated by reference to the information to Appendix A.

                  (e) and (f) None of the natural persons identified in response to Item 2(a) nor the Company has been convicted in a criminal proceeding or been the subject of any of the proceedings specified by Item 2(f) during the past five years.

Item 3.  Past Contacts, Transactions or Negotiations

                  (a)(1) and (2) and (b)    N.A.

Item 4.  Terms of the Transaction

                  (a) The transaction involves a reduction in the number of authorized shares of Common Stock, including the _____ shares outstanding as of the Record Date, from 20,000,000 to 200,000 shares by means of a one for 100 reverse stock split and the payment of an amount equal to $1.31 per share (the "Fractional Share Payment") to those stockholders who hold less than one whole share of Common Stock and other holders of fractional shares after consummation of the transaction (the "Transaction" or "Reverse Stock Split").

                  (b)      N.A.

Item 5.  Plans or Proposals of the Issuer or Affiliate

                  (a) through (e)   N.A.

                  (f) and (g)     As a result of the Transaction, the Company's
                                  reporting obligations under the Exchange Act, the registration of the Common Stock under
                                  Section 12(g) of the Exchange Act, and the Company's obligation to comply with the Commission's proxy rules will terminate.

Item 6.  Source and Amount of Funds or Other Consideration

                  (a) and (b)     The Company intends to use its cash and other
                                  liquid assets to pay the estimated
                                  approximately $_____ aggregate Fractional
                                  Share Payment and the expenses of the
                                  Transaction, estimated to be approximately
                                  $20,500. The Company estimates that it will incur the following expenses in connection with the Transaction:

                                  Printing and mailing            $ 3,000
                                  Transfer Agent Fees             $ 5,000
                                  Legal Fees                      $10,000
                                  Miscellaneous Expenses          $ 2,500

                  (c) and (d)     N.A.

Item 7.  Purpose(s), Alternatives, Reasons and Effects

                  (a) and (c)    The purpose of the Transaction is to reduce the
                                 number of the holders of record of the Common
                                 Stock below 500. This will be accomplished by a reduction in the number of authorized and outstanding shares of Common Stock, in the form of a one for 100 reverse stock split, with the purchase by the Company of any resulting fractional shares from the persons then holding less than one whole share for the Fractional
                                 Share Payment. That will reduce the number of record holders of the common stock from ____, as of the Record Date, to _____.

                                 The reason for the Transaction is to permit the Company to terminate the Company's reporting obligations under the Exchange Act and the requirement for the Company to comply with the Commission's proxy rules and, thus, eliminate the cost of compliance with those requirements, which is significant to the Company.

                                 The Company estimates that the annual pre-tax cost of continuing as a public company, including preparation and filing of reports and proxy statements with the Commission, preparation and mailing of reports, proxy statements and other communication to stockholders, annual audits of the Company's financial statements and legal fees, is approximately $21,500 or $.08 per share or approximately $15 per beneficial owner, based on the Company's estimate of the number of beneficial owners of its Common Stock after inquiries to securities brokers. That amount constitutes approximately 213 percent and 17 percent of the Company's earnings before income taxes for 1994 and 1995, respectively.

                                 In addition to the out-of-pocket expense of being a public company, the preparation of reports and proxy statements requires the attention of the officers of the Company who devote only part of their time to the affairs of the Company. The President and the Vice President and Treasurer, who are the officers responsible for the preparation of those documents, receive no compensation as executive officers, although the President receives an annual Director's fee of $10,000 and the Vice President and Treasurer receives an annual fee of $12,000 for serving as a Chairman.

                  (b) The Board of Directors considered a number of alternatives to the Transaction including a self-tender, a continuation of the Company's share repurchase program, seeking a merger or consolidation with another company, selling its assets and seeking to enter a new line of business, or continuing to operate as it presently does.

                           The Board of Directors determined not to authorize a self-tender by the Company for a sufficient number of shares to reduce the number of record holders of the Common Stock to below 500 (which would have provided stockholders with a choice as to whether to remain as stockholders of the Company or sell their shares), in that there would be no assurance of its success, due to the pro rata provision of the Commission's Rule 13e-4(f)(3) applicable to self tenders, the possible inability to communicate the offer to a sufficient number of stockholders (the "lost" stockholder problem) and the lack of assurance that a sufficient number of stockholders would tender their shares. The Transaction, on the other hand, would operate automatically to reduce the number of stockholders of record below 500.

                           The Board also concluded, based on the Company's experience, that continuation of the Company's share repurchase program would be unlikely to reduce the number of record holders below 500 and, thus, the Company would continue to incur the expense of being a public company without providing any value to stockholders other than those whose shares are repurchased from time to time by the Company.

                           Since disposing of substantially all of its post production operating assets in 1989, the Company has considered seeking acquisitions in businesses other than post production operations or alternatively seeking to liquidate or merge or consolidate with another company. However, other than its acquisition in 1994 of a corporation the principal asset of which was an office building in Nashville, Tennessee (the "Property"), the Company did not seriously consider or receive any proposals for such transactions. Given its past history of unsuccessful efforts, the Board concluded that merger or consolidation or sale of assets and seeking to enter a new line of business were not viable alternatives.

                           The Board considered liquidation, but in light of the estimated expenses of sale of the Company's assets and liquidation of the Company (including brokerage commissions, legal fees, real estate transfer taxes, accounting fees, reserves to satisfy the Company's obligations, and other miscellaneous costs and expenses), the uncertainty as to the amount of proceeds that would result from the sale of the Property, and that a liquidation would result in the failure of all stockholders to share in the future of the Company, the Board determined that a liquidation would not be in the best interests of stockholders. In reaching this conclusion, the Board estimated that the proceeds of sale of the Property would be $815,000, or the purchase price paid by the

                           Company in 1994 for the capital stock of the corporation owning the Property, and that aggregate expenses of the sale of such building and liquidation of the Company would aggregate $97,800 (or 12% of such proceeds of sale), with the result that after liquidation for the Company's cash and other current assets (estimated at $270,774) and repayment of the Company's long-term indebtedness and other liabilities and establishment of a reserve for the Company's known or contingent obligations (estimated at $615,327), the Board estimated the Company's liquidation value net of expenses and liabilities as aforesaid as $372,647 or $_____ per share as of the Record Date.

                           Continuing to operate the Company as it presently is operated was rejected by the Board, due to the expense of continuing as a public company discussed above.

                  (d) The Transaction will have various effects on the Company, the stockholders who are executive officers and directors of the Company and members of their immediate families (the "Affiliated Stockholders"), the unaffiliated stockholders (the "Unaffiliated Stockholders") who remain stockholders after the Transaction and the Unaffiliated Stockholders who receive a Fractional Share Payment and cease to be stockholders after the Transaction.

                           THE COMPANY. The expenses of the Transaction and the payment of the Fractional Share Payment will reduce the Company's cash and other liquid assets by approximately $______ and its working capital and total assets would be reduced by a corresponding amount. However, the registration of the Common Stock and the Company's reporting obligation under the Exchange Act would be terminated and the Company would cease to be a public company and the Company believes that its remaining liquid assets and the estimated annual pre-tax savings of the approximately $21,500 costs of being a public company together with the rental payments on the lease on the Property will be sufficient to finance the operations of the Company for at least the remainder of 1996 and for 1997.

                           AFFILIATED STOCKHOLDERS. The Affiliated Stockholders will remain officers, directors and stockholders of the Company.

                           The Affiliated Stockholders will experience many of the same effects of the Transaction as the Unaffiliated Stockholder who remain Stockholders. However, as officers and directors they will not be affected by the loss of information about the Company available in filings with the Commission and annual reports to stockholders, since they would have access to such information as the result of their positions.

                           The aggregate percentage beneficial ownership of the Common Stock of the Affiliated Stockholders will increase from 21.8 per cent, as of the Record Date, to __ per cent.

                           At September 30, 1996 the book value per share of the Common Stock held by the Affiliated Stockholders was $1.31. Upon consummation of the Transaction the pro forma book value per share of their Common Stock as of September 30, 1996 will be $_______.

                           CONTINUING UNAFFILIATED STOCKHOLDERS. Those
                           Unaffiliated Stockholders who remain stockholders of the Company after the Transaction will have a residual interest in a company with approximately $_____ less in liquid assets than before the Transaction.

                           The aggregate percentage of the outstanding shares of Common Stock held on the Record Date by the Unaffiliated Stockholders who remain stockholders after consummation of the Transaction was approximately ___ per cent. As the result of the Transaction, their aggregate holdings will be increased to approximately ___ per cent of the outstanding shares. The book value per share of their shares of Common Stock on September 30, 1996 was $1.31. As the result of the Transaction, the pro forma book value per share of their shares as of September 30, 1996 will be $__________.

                           The Company will no longer be subject to the periodic reporting provisions of the Exchange Act. Accordingly, these Unaffiliated Stockholders will no longer have access to the information about the Company theretofore provided in its filings with the Commission and annual reports to stockholders, and will no longer receive the benefit of proxy or information statements prepared in accordance with the rules of the Commission, disclosing material information about management, its remuneration and transactions with the Company and matters to be acted upon at meetings of stockholders. Under Nevada law, any person who is a stockholder of record of the Company and owns not less than 15 percent of all of the issued and outstanding shares of the Company or has been authorized in writing by the holders of at least 15 percent of all its issued and outstanding shares, is entitled to inspect the books of account and all financial records of the Company, to make extracts therefrom, and to conduct an audit of such records. Such provisions do not apply to any corporation that furnishes to its stockholders a detailed, annual financial statement, although the Company will be under no legal obligation to furnish any such annual financial statement.

                           As the result of the termination of the Company's reporting obligations under the Exchange Act the Common Stock will no longer be eligible to be quoted on the O-T-C Bulletin Board. Even taking into account the limited existing market for the Common Stock, the loss of the availability of quotations for the Common Stock on the OTCBB could significantly negatively affect the liquidity and market value of the shares of Common Stock held by these Unaffiliated Stockholders. While the Common Stock might continue to trade over-the-counter and quotations might be reported in the "Pink Sheets" of the National Quotation Bureau, Inc., there can be no assurances that this will occur, particularly in view of the limited number of shares available for trading. The extent of the public market for the Common Stock and the availability of such quotations would depend upon such factors as the number of shares available for trading, the number of remaining stockholders, the interest of securities dealers in maintaining a market in the Common Stock and the lack of publicly available information about the Company.

                           Thus, these stockholders may have no practical means of disposing of their Common Stock and may lose their entire investment.

                           UNAFFILIATED STOCKHOLDERS WHO CEASE TO BE
                           STOCKHOLDERS. A stockholder holding fewer than 100 shares of Common Stock on the Record Date will have that holding reduced to less than one whole share as the result of the Transaction. The Company will make a Fractional Share Payment to such a stockholder rather than issue less than one whole share to the stockholder and that stockholder will cease to be a stockholder of the Company.

                           Stockholders who receive a Fractional Share Payment and cease to be stockholders as the result of the Transaction will no longer have an interest in the Company and will lose the opportunity to share in the Company's future. However, the Company has no plans, negotiations, agreements, arrangements or understandings for an extraordinary transaction and does not expect to pay dividends for the foreseeable future. Accordingly, absent the Transaction, such stockholders would continue to share in the current business of the Company without an established trading market for their shares of Common Stock and with their interests eroding as the result of the costs of the Company continuing as a public company.

                           FEDERAL INCOME TAX CONSEQUENCES. The following summary of the federal income tax consequences of the Reverse Stock Split is based on the Internal Revenue Code of 1986, as amended, the Treasury

                           Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this Schedule 13E-3. This discussion is for general information only. The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Certain stockholders, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, non-resident aliens, foreign corporation and persons who do not hold the Common Stock as a capital asset, may be subject to special rules not discussed below. ACCORDINGLY, STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REVERSE STOCK SPLIT, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX AND OTHER LAWS.

                           A stockholder receiving shares of Common Stock pursuant to the Reverse Stock Split will not recognize gain or loss for federal income tax purposes (except in the case of cash received in lieu of a fractional share, as described below). A stockholder's aggregate tax basis of the shares of Common Stock received pursuant to the Reverse Stock Split (including any fractional shares to which a stockholder is entitled) will equal the aggregate tax basis of the stockholder's shares of Common Stock exchanged in the Reverse Stock Split, reduced by the amount of cash (if any) received in lieu of a fractional share of Common Stock, increased by the amount of such cash (if any) treated as a dividend and increased by the amount of gain (if any) recognized as a result of the receive of cash in lieu of a fractional share of Common Stock. The aggregate tax basis of each stockholder's shares of Common Stock owned following the Reverse Stock Split will be allocated ratably among the total number of shares of Common Stock that the stockholder receives. For tax purposes, the holding period of the Common Stock received as a result of the Reverse Stock Split will include the holding period of the shares of Common Stock immediately prior to the effective date of the Transaction, provided that the shares of Common Stock were held as a capital asset on such effective date.

                           A stockholder's receipt of cash in lieu of a fractional share of Common Stock pursuant to the Reverse Stock Split, which results in a complete termination of the stockholder's stock interest in the Company, will cause the stockholder to recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received by such stockholder and the aggregate tax basis in his or her Common Stock owned prior to the Transaction. If the stockholder holds the Common Stock as a capital asset on the effective date of the Transaction, then such stockholder's gain or loss will be a capital gain or loss and will be long-term capital gain or loss if on such effective date the shares of Common Stock have been held for more than one year.

                           A stockholder's receipt of cash in lieu of a fractional share of Common Stock, which does not result in a complete termination of the stockholder's stock interest in the Company, will cause the stockholder to recognize gain, if any, in an amount not in excess of the amount of cash the stockholder receives. The gain will be capital gain if the stockholder holds the Common Stock as a capital asset on the effective date, provided that the distribution of cash does not have the effect of a distribution of a dividend, and will be long-term capital gain if on the effective date the shares of Common Stock have been held for more than one year.

                           In the event that a stockholder's receipt of cash in lieu of a fractional share of Common Stock has the effect of a distribution of a dividend and does not constitute a complete termination of the stockholder's stock interest in the Company, the gain, if any, recognized by the stockholder will be treated as ordinary income to the extent of the stockholder's ratable share of the Company's accumulated earnings and profits. The remainder, if any, of the recognized gain will be treated as gain from the exchange of property.

                           The information reporting and possibly the "backup" withholding requirements of the Code may apply to the stockholder's receipt of cash in lieu of fractional share of Common Stock, depending on the stockholder's particular facts and circumstances and depending on whether the Company has accumulated earnings and profits.

Item 8.           Fairness of the Transaction

                  (a) The Company reasonably believes that under the circumstances, the Transaction is, on balance, fair to its Unaffiliated Stockholders both from a financial point of view and in terms of the structure of the Transaction.

                           The Company reasonably believes that the Transaction is fair to its Unaffiliated Stockholders from a financial point of view based on the recommendation of its Board of Directors, the Fractional Share Payment, the Company's net book value and estimated liquidation value, the Company's past history and future prospects, the lack of a reasonable alternative to the Transaction, the lack of an established trading market for the Common Stock, the historical market prices for the Common Stock and recent trading activity, the absence of the payment of dividends on the Common Stock and the lack of prospects for payment of dividends for the foreseeable future, the results of the Company's stock repurchase program and the cost of remaining a public company.

                           The Company reasonably believes that these factors outweigh the disadvantages of the lack of appraisal rights for dissenting stockholders, the loss by those who remain stockholders of the benefits of the information provided by reports and proxy statements required by the rules of the Securities and Exchange Commission and the ability to have their shares quoted on the O-T-C Bulletin Board and the loss by those who no longer will be stockholders of the opportunity to participate as stockholders of the Company in its future.

                  (b) NET BOOK VALUE. The Company's net book value per share as of December 31, 1994 and 1995 and September 30, 1996 was $.95, $1.28 and $1.31, respectively, and
                           $____, on a pro forma basis, as of September 30, 1996, giving effect to the Fractional Share Payment and the expenses of the Transaction.

                           LIQUIDATION VALUE. As discussed above, the Board of Directors estimated that the Company's aggregate liquidation value less costs of liquidation and appropriate reserve necessary to satisfy the Company's obligations was $372,647 or $1.43 per share as of September 30, 1996. As discussed above, there can be no assurance that the actual liquidation value of the Company would not be a greater or lesser amount. Other than estimating the liquidation value of the Company, the Board did not consider or cause to be prepared any projections or forecasts of the future economic value of the Company.

                           GOING CONCERN VALUE. The Board determined that it would not be in the best interest of the Company to retain an outside expert to analyze or appraise the value of the Company as a going concern, due to the probable costs of such an analysis or appraisal and the fact that the Board, based on the past history of unsuccessful attempts to interest another company in a merger with the Company or a purchase of its assets, and the absence of unsolicited offers to acquire the Company as a going concern or otherwise, believed that it could be a waste of the Company's assets to incur the expenses of such an appraisal or analysis.

                           LACK OF AN ESTABLISHED TRADING MARKET. The Board of Directors concluded there presently is no established trading market for the Common Stock, quotations for the Common Stock are sporadic and the Common Stock is not a "margin security" and, therefore, cannot be used as collateral for loans from brokers. Therefore, loss of the ability to have the Common Stock quoted on the O-T-C Bulletin Board would not have a significant impact on stockholders.

                           ABSENCE OF DIVIDENDS. The Company has never paid cash dividends and currently intends to retain all earnings for use in its business. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, cash flow, capital requirements and other relevant considerations.

                           The Transaction has been approved unanimously by the Board of Directors, who, on balance, under the circumstances, have concluded that the Transaction is fair to the Company and the Unaffiliated Stockholders. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their determination, although the desire to eliminate the expense of being a public company was the most significant factor in the Board's judgment.

                           None of the members of the Board of Directors is a recognized expert in financial analysis, although each member individually has some relevant experience. See Appendix A.

                  (c) The Transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. Under Nevada law approval of stockholders is not required in respect of a reverse stock split pursuant to which only money will be paid to stockholders who before the stock split became effective held in the aggregate less than 10% of the Company's outstanding common stock.

                  (d) A majority of the directors who are not employees of the issuer has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

                  (e) None of the members of the Board of Directors is a paid employee of the Company.

                  (f)      N.A.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

                  (a) The Board concluded, based on its assets, historical earnings and future prospects that it would not be in the interest of the Company to incur the expense of retaining an investment banker or other expert to explore alternatives for enhancing shareholder value.

                  (b) and (c)       N.A.

Item 10.          Interest in Securities of this Issuer

                  (a) The information in Appendix A is incorporated by reference in response to this Item.

                  (b) On October 23, 1996, the Company purchased 3,300 shares of Common Stock from an Unaffiliated Stockholder for a purchase price of $1.39 per share in the open market.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

                  N.A.

Item 12. Present Intentions and Recommendation of Certain Persons with Regard to the Transaction

                  (a) No Affiliated Stockholders will cease to be stockholders as a result of the Transaction; certain Affiliated Stockholders will receive Fractional Share Payments on the same basis as Unaffiliated Stockholders who continue as stockholders after consummation of the Transaction. See Item 7(d) above.

                  (b) Other than the unanimous approval of the Transaction by the Board of Directors, no Affiliated Stockholder has made a recommendation in respect of the Transaction.

Item 13.          Other Provisions of the Transaction

                  (a) No appraisal or similar rights are provided in respect of the Transaction under Nevada law or the Certificate of Incorporation of the Company nor does the Transaction otherwise provide for such rights. Under Nevada law, stockholders of the Company will have no remedy in respect to the Transaction absent breach of fiduciary relating to the Transaction by the Board of Directors of the Company.

                  (b) and (c)       N.A.

Item 14.          Financial Information

                  (a)(1) The TLM Corporation and Subsidiary Consolidated Financial Statements included in Exhibit (g)(1) are incorporated by reference to this Item.


                     (2) The unaudited TLM Corporation and Subsidiary Consolidated Financial Statements included in Exhibit
                           (g)(2) are incorporated by reference to this Item.


                     (3)   Unaudited Ratio of Earnings to Fixed Charges


                                                                           Pro Forma
                                                                       -----------------
                           Nine Months Ended         Pro Forma         Nine Months Ended
                           --------------------      ----------        ----------------
         1994       1995   Sept. 30, 1996               1995**         Sept. 30, 1996**
         ----       ----   --------------------      ----------        ----------------

         1.37       3.84            1.33

                     (4)   Unaudited Book Value Per Share


                                              Pro Forma                 Pro Forma
                                             -------------             --------------
         Dec. 31, 1995     Sept. 30, 1996    Dec. 31, 1995             Sept. 30, 1996
         -------------     --------------    -------------             --------------

         $1.28                  $1.31              $                           $


-------------
** All pro forma information in this Item 14 gives effect to the Transaction as if it had occurred on January 1, 1995, including estimated expenses of $20,500 and estimated annual savings of costs of compliance with Exchange Act reporting requirements and other expenses of being a public company of $21,500.

                  (b)(1)   Selected Balance Sheet Data


                                                                         Pro Forma              Pro Forma
                                                                        -------------         --------------
                              Dec. 31, 1995     Sept. 30, 1996          Dec. 31, 1995         Sept. 30, 1996
                              -------------     --------------          -------------         --------------
                                                  (unaudited)            (unaudited)            (unaudited)
Working Capital                $  235,062         $  246,970                  $                       $
Total Assets                   $1,038,625         $  899,784                  $                       $
Long Term
  Obligation                   $  489,795         $  504,792                  $                       $
Stockholders'
  equity                       $  368,794         $  340,395                  $                       $


                         Selected Income Statement Data


                                                                         Pro Forma
                                     Nine Months Ended   Pro Forma   Nine Months Ended
                           1995        Sept. 30, 1996      1995        Sept. 30, 1996
                        ---------    -----------------   ---------   -----------------
                                        (unaudited)     (unaudited)      (unaudited)
Net Operating
  Revenue               $ 129,000        $  96,750       $ 129,000       $  96,750
Income from
  Operations            $ (21,994)       $  11,499
Other income, net       $ 149,882               --
Net income              $ 110,623        $   7,299
Net income per
  share                 $    0.36        $    0.03


Item 15.          Persons and Assets Employed, Retained or Utilized

                  (a) and (b)       See Item 6(a) and (b) above.

                  (b)      N.A.

Item 16.          Additional Information

                  N.A.

Item 17.          Material to Be Filed as Exhibits

                  (a) through (c) and (e) and (f)             N.A.

                  (d)      Disclosure Statement under Rule 13e-3(d)

                  (g) TLM Corporation and Subsidiary Consolidated Financial Statements

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 14, 1996               (Date)
                                --------------------------------
                                /s/ Robert Price                (Signature)
                                --------------------------------
                                Robert Price, President         (Name and Title)
                                --------------------------------

                                EXHIBIT INDEX
                                -------------

    Exhibit No.                    Description
    -----------                    -----------

      99(d)           Disclosure Statement under Rule 13e-3(d)

      99(g)           TLM Corporation and Subsidiary Consolidated Financial
                      Statements